September 21, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. S. Fred Beck
Chief Financial Officer
ICON Health & Fitness, Inc.
1500 South 1000 West
Logan, Utah 84321

Re:	ICON Health & Fitness, Inc.
	Form 10-K for the year ended May 31, 2004 and May 31, 2005 Forms 10-Q for the quarters ended August 28, 2004, November 27,
2004,
and
February 26, 2005
	Commission file #: 033-87930

Dear Mr. Beck:

We have reviewed your August 31, 2005 response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended May 31, 2005

Note 8.  Long-Term Debt, page F-14

1. We note from your response to prior comment 10 that you will include the weighted average interest rate on short-term borrowings outstanding as of the date of each balance sheet presented in future filings, however this disclosure does not appear to be included in the Form 10-K for the year ended May 31, 2005. In this regard, we reissue the comment and request you include the weighted average interest rate on short-term borrowings outstanding (i.e., 2002 revolver) as of the date of each balance sheet presented in the notes to the financial statements of future filings. See Rule 5-02.19(b)
of Regulation S-X.

Management`s Discussion and Analysis

- Results of Operations, page 13

2. We note from your disclosure on page 13 of your MD&A section that the discussion of the results of operations attributes more than one factor as a cause for the change in results from the prior year. For example, in describing the reasons for the decrease in gross profit in 2005, you list factors such as changes in product mix, distribution channel mix, manufacturing inefficiencies, late release of products and increases in freight and commodity prices. In future filings, for each factor listed that affected your results, please include a quantification of the dollar amount or percentage of the change that is attributable to each factor.

Form 10-Q for the quarterly period ended February 26, 2005

Condensed Consolidated Balance Sheets

3. We note that you have indicated on the face of the balance sheet that the column labeled May 31, 2004 is unaudited. As these results should be the same as reported in your audited financial statements as of May 31, 2004, please remove the "unaudited" label in future filings.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. S. Fred Beck
ICON Health & Fitness, Inc.
September 21, 2005
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